FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release dated June 16, 2006, entitled, “Repsol YPF Holds its Annual General Meeting with Record Profit in 2005.”

2.	Official Notice dated June 16, 2006, entitled, “Repsol YPF, S.A. Announces Findings of Independent Review.”

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid 16 June 2006

No of pages: 8

REPSOL YPF HOLDS ITS ANNUAL GENERAL

MEETING WITH RECORD PROFIT IN 2005

•	Net income for 2005 rose 29.2% to a record EUR3,120 million

•	Dividend increases 20%, to EUR0.60 per share

•	Income growth in all business lines, with a 69% jump in Refining

•	Cash flow was 37.9% up year-on-year, at EUR6,500 million

•	Net debt fell 16.4%, with a cut of EUR900 million

•	Reserves audit concludes without new adjustments

•	Appointment to the Board of two new independent directors, as per EU and the Unified Code of Good Governance recommendations

Antonio Brufau, Executive Chairman of Repsol YPF, today presided over the company’s Annual General Shareholders Meeting, at which he proposed the approval of a 20% rise in the dividend for 2005, thanks to the good performance posted in what he described as “an excellent year”, in which the company recorded a record profit.

In his speech, Repsol YPF’s Executive Chairman summarized the highlights of the year, in which company profit rose 29.2% to a record EUR3,120 million, shored up by enhanced performance in all the company’s business areas, with the result of a 31.5% rise in income from operations, to EUR6,161 million.

Cash flow in 2005 was 37.9% up, at EUR6,480 million, showing the company’s great financial strength and capacity for cash generation. This high cash generation made it possible to cut Repsol YPF’s debt by 16.4%, to a level of EUR4,513 as of December 2005 (that is EUR885 million less than the figure for December 2004), and was more than sufficient to finance the investments committed in the period.

Growth in all business areas

Mr. Brufau pointed out that all the business lines posted excellent results, and made special mention of the outstanding performance by the Refining & Marketing area, where income rose 69.3% year-on-year to EUR2,683 million, boosted by a 48.2% improvement in refining margins. Income from Exploration & Production operations rose 6% year-on-year, from the EUR3,062 million posted in 2004 to EUR3,246 million in 2005. In Chemicals, income from operations was EUR308 million in comparison to EUR262 million the year before, showing a rise of 17.6%, whereas in Gas & Power, income from operations was up 25.5%, from EUR310 million in 2004 to EUR389 million in 2005.

Shareholder return

The Executive Chairman also mentioned the good performance of Repsol YPF shares on the stock market during 2005, with a revaluation of almost 29%, outperforming the Ibex-35 by nearly 8 points and the Eurostoxx 50 by over 10 points.

In view of the company’s positive income statement for 2005 and the favourable evolution of the Repsol YPF share price, on 29 March 2006, the Board of Directors resolved to propose to the Annual General Shareholders Meeting that a gross dividend of EUR0.60 per share be paid out against the 2005 financial year, equivalent to a 20% dividend increase year-on-year. This dividend rise is in line with the company’s policy of sustained growth in shareholder return. If the EUR0.60 dividend payment is added to the aforementioned 29% stock market revaluation, total shareholder income was 31.4%.

Upward trend in 2006

In relation to the first quarter 2006, Repsol YPF’s Chairman emphasised that the company’s reported net income was 8.2% higher than in first quarter 2004, at EUR862 million, with EBITDA (earnings before interest, tax, depreciations and amortizations) 15% up year-on-year, at EUR2,354 million, and earnings per share at EUR0.71 versus EUR0.65 in first quarter 2005.

Corporate Governance

In 2005, important steps were taken to strengthen Repsol YPF’s Corporate Governance and place it on a par with those using the best international practices in this sphere. In April 2005, an important decision was taken in this respect to increase the functions of the Board of Directors’ Audit and Control Committee, and include among these a responsibility for the overseeing and control of reserves, and fulfilment of the environmental and safety policy.

In consonance with this role of supervision, in January 2006, Repsol YPF made a downward reserves revision of 1,254 million barrels of oil equivalent (boe). The largest part of this revision, 659 million boe (52%), affected Bolivia where the company has suffered considerably from certain political, economic and legal uncertainties. Adjustments of 509 million boe (41%) were also made in Argentina, and there was a cut of 86 million boe in the rest of the world, nearly two thirds of which corresponds to Venezuela.

Closure of reserves adjustment

Repsol YPF’s Audit and Control Committee hired the independent law firm, King & Spalding, to conduct a report to clarify the circumstances that led to the aforementioned reserves revision. On terminating this task, one of the report’s conclusions was that the revision process conducted by Repsol YPF in 2005 was correct and the reserves cut was carried out in compliance with external auditors’ recommendations, and was the result of new procedures introduced by the current management team to evaluate the technical and commercial aspects of these reserves.

The report also mentions that the evaluation in the past of the reserves of certain fields, which although incorrect on occasions, was not motivated by a desire for personal benefit. King & Spalding’s report also concludes that the changes introduced by Repsol YPF in the control procedures have considerably improved the reporting and reserves control system.

With regard to the effect on accounts of this reserves cut, and in agreement with Repsol YPF’s financial auditor, it has been decided that no adjustments will be necessary to the company’s Balance Sheet or Profit and Loss Account for 31 December 2005, nor will any restatement of this Balance Sheet or Account be required in the consolidated financial statements for previous years.

New independent directors

In application of the European Commission’s latest recommendations on the length of term to be held by independent directors and the Código Unificado de Buen Gobierno (Unified Code of Good Governance) issued by the the Spanish Continuous Stock Market authorities (CNMV), the Annual General Shareholders’ Meeting has appointed Artur Carulla and Javier Echenique as independent directors, covering the vacancies produced by the exit of Juan Molins and Enrique Aldama, whose terms of office on the Board ended this year.

The AGM also resolved to ratify the new directors of the Board, Paulina Beato and Philippe Reichstul, appointed for a term of four years. The arrival in 2005 of these new directors, specialists in the international energy sector, was the outcome of Repsol YPF’s decision to raise the number of independent directors as an additional good governance measure.

Annex. Highlights

We would like to highlight the following events that took place in 2005:

•	In February 2005, Repsol YPF entered an agreement with the Dutch company, Basell, to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 tons/year capacity, in which Repsol already holds the other 50%. This transaction boosts Repsol YPF’s polypropylene capacity by 15%, raises the company’s presence in the polyolefin business in Europe, and represents another step forward in one of the company’s core strategic lines for growth.

•	In Venezuela, last March, Antonio Brufau, Executive Chairman of Repsol YPF, and Rafael Ramírez, Venezuelan Minister of Energy and Mines and Chairman of PDVSA, signed a series of strategic agreements that have increased the company’s presence in the region. The most important of these agreements contemplates the creation of a joint venture between PDVSA and Repsol YPF, the first of this nature to be set up in Venezuela, that would hold the rights for oil and gas exploration and development in the areas where operations are currently underway (Mene Grande, Quiriquire and Quiamare—la Ceiba) and in new areas nearby.

•	Also in March, Repsol YPF’s Executive Chairman Antonio Brufau, and ChevronTexaco’s Chairman Dave O’Reilly, signed in Caracas a Letter of Intent proposing to the Ministry of Energy and Petroleum and Petróleos de Venezuela (PDVSA) the joint development of an exploration block in the prolific Orinoco Belt and the construction of a refinery for transformation of the crude oil produced there.

•	Repsol YPF and Gas Natural SDG, on 29 April, entered an agreement for the liquefied natural gas (LNG) businesses, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the upstream (exploration, production, and liquefaction) area, an association for the development of new ventures is contemplated, in which Repsol YPF will be operator with a 60% stake in assets, and Gas Natural SDG will hold the remaining 40%.

•	On 7 June, Repsol YPF and Irving Oil Limited entered an agreement to develop the first LNG regasification plant on the east coast of Canada, forming a new company, Canaport LNG, which will construct and operate the terminal to supply markets in the surrounding area, as well as the northeast coast of the United States. The Canaport terminal will initially be capable of putting 10 Bcm per year of LNG on the market. Repsol YPF will supply the natural gas to feed the terminal and hold a contract for 100% of the plant’s regasification capacity. This plant is scheduled to go on stream and distribute natural gas to the market from 2008 onwards, and Repsol YPF will market the regasified LNG mostly in the USA.

•	Also in June, Repsol YPF signed a Memorandum of Understanding with Hunt Oil to develop the Peru LNG project. This project consists of a Hunt Oil and SK Corporation joint venture for building and operating a liquefaction plant in Pampa Melchorita (Peru). The plant, expected to be operational in 2009, will produce 4 million tons per year of LNG for sale on the West Coast of the United States and Central America. The Peru LNG project will be fed by natural gas from blocks 88 and 56 of the Camisea field, in which Repsol YPF also has a stake. This MOU also contemplated Repsol YPF taking a stake in Transportadora de Gas del Peru SA (TGP), the company that delivers natural gas from the Camisea area via the trans-Andean pipeline.

•	Repsol YPF will invest $130 million in the start-up of the Neptune field, in deep waters of the Gulf of Mexico, in which the company holds a 15% stake. The Neptune field will have a maximum production of 50,000 barrels of oil per day and 50 million cubic feet of gas. The total cost estimated for this development is some $850 million, and its reserves are calculated at between 100 and 150 million barrels of oil equivalent (boe). The field is expected to go into production towards the end of 2007.

•	In July, Repsol YPF became one of the main oil and gas producers in the Caribbean on exercising a call option for the purchase from BP of three oil fields and one gas field in Trinidad & Tobago, for a price of $229 million. The three oil fields, Teak, Samaan and Poui, currently produce 20,500 barrels of oil equivalent per day. Investment in the oil fields and the development of the gas field will be $500 million up to the year 2025.

•	Fruit of the agreement with Gas Natural SDG, in August, Repsol-Gas Natural LNG, S.L, a 50-50 joint venture, was set up for the transport, trading and wholesale of LNG. This new company is the third largest in the world in terms of LNG handled, immediately behind KOGAS and Tokyo Electric.

•	In November, the company presented a new refining investment programme for the Downstream area. Repsol YPF’s refining strategy in Spain is focused on increasing the distillation and conversion capacity to reduce the deficit in gas oil; adapting the units to future product specifications; encouraging the use of bio-fuels, and improving our performance in energy efficiency, safety and the environment. To this end, the company will inject EUR3,870 million, of which EUR 2,100 million were earmarked for the Cartagena refinery to increase its refining and conversion capacity, and EUR900 million for the Bilbao refinery to reduce fuel oil production and upgrade product quality, with special emphasis on environmental improvements.

•	At its annual summit in November 2005, the Centre for Financial Stability (CEF in Spanish) declared YPF S.A. to be the company with the highest degree of Corporate Governance in Argentina in 2004. Good corporate governance practices are increasingly valued by the capital markets, and for several years now Repsol YPF has strived to be at the forefront of these practices in all the countries in which it operates.

•	In Argentina, Repsol YPF announced a planned investment of $30 million in the construction of a plant in Ensenada (due to begin in 2006) for the production of 100,000 tons of bio-diesel per year, using cutting-edge technology. This new product is developed from a suitable combination of traditional gas-oil and the energy value obtained from vegetable oils (such as soy, rapeseed and sunflower oil, etc).

•	In December, Repsol YPF put on stream in the Caribbean the largest liquefaction plant in the world, with the start of production from the fourth train at the Atlantic LNG plant in Trinidad & Tobago, in which it holds a 22% stake. This plant will have a production capacity of 5.2 million tons per annum of liquefied natural gas.

•	The Repsol YPF Board of Directors, on 29 December 2005 and in accordance with a proposal by the Nomination and Compensation Committee, approved the appointment as independent directors of energy experts, Philippe Reichstul and Paulina Beato, who took up the vacancies left several months before on the exit of the two BBVA domanial directors. These appointments have been ratified at the company’s AGM.

•	At that same meeting, the Board of Directors approved payment of a EUR0.30 per share interim dividend against the 2005 financial year, equivalent to a 20% rise year-on-year, effective to shareholders as of 12 January 2006 last.

•	Moving on to 2006, in Libya, Repsol YPF made a new discovery of high-quality light crude oil at the NC 186 block in the Murzuk Basin. Tests at the well gave a preliminary production estimate of 2,300 barrels of oil equivalent per day. This discovery, in the Sahara desert, 800 km. south of Tripoli, is near the two latest finds made by Repsol YPF in this same block towards the end of last year, which gave a preliminary production of 2,060 and 4,650 barrels per day, respectively.

•	In February, Repsol YPF and West Siberian Resources (WSR) signed a strategic agreement whereby Repsol YPF acquired a 10% stake in the latter via a WSR capital increase, involving an investment of nearly $90 million, and will also develop projects in the exploration and production of oil and gas in Russia, where WSR owns exploration assets. This deal strengthens Repsol YPF’s exploration and production (Upstream) business and marks progress in the company’s strategy of geographical diversification. This alliance with WSR also represents a good opportunity to participate in the Russian market with a view to analyzing other projects in the region.

•	The company is opening an office in Moscow to attend to its growing presence in Russia, with a view to progressing in new projects and taking quicker and more efficient advantage of the opportunities offered by the Russian oil industry.

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Repsol YPF, S.A. Announces Findings of Independent Review

Madrid, Spain, June 16, 2006. Repsol YPF (NYSE: REP) announced today the conclusion of the independent review conducted by the Audit and Control Committee of its Board of Directors regarding the facts and circumstances surrounding the reduction of reserves disclosed on January 26, 2006.

On January 26, 2006, Repsol YPF (the “Company”) announced that, in connection with the determination of its worldwide proved oil and gas reserves as of December 31, 2005, it would reduce its prior reserve estimates by 1,254 million barrels of oil equivalent (“mboe”). This amount represented 25 percent of the Company’s total proved reserves as of December 31, 2004. Simultaneously, the Company announced that its Audit and Control Committee was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP.

The Audit and Control Committee presented the final conclusions of the independent review to the Board of Directors at its meeting of June 15, 2006. King & Spalding’s summary of findings is set forth verbatim in Annex I hereto.

Conclusions Regarding Reserves Accounted as of December 31, 2005

The reserves reductions for 2005 were consistent with the recommendations of the Company’s external reserves auditors and resulted from among other things a disciplined process regarding technical issues and commercialization requirements. The changes in Bolivian law also played a role in the reductions. In the course of the independent review King & Spalding has found no reason to doubt the integrity of the process in 2005 and resulting revision in proved reserves and no person interviewed claims that the proved reserves figures for year-end 2005 were overstated.

Conclusions Regarding the Review of Reserves

According to the independent review, the process for determining reserves with respect to the Company’s fields in Bolivia and Argentina was flawed from 1999 to 2004 and Company personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves. The independent review reported that this was principally due to:

-	Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

-	Undue optimism regarding the technical performance of the fields and (for Bolivia) commercialization of the gas and focus on the Company’s replacement ratio.

-	Absence of a meaningful deliberative process for determining proved reserves, and resolving disputes.

-	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition, it was noted that the promulgation and implementation of a Reserves Reporting Manual (“RRM”) as well as other measures implemented by new senior management since 2005 redress these issues.

Actions of the Board of Directors and Senior Management

With respect to the conduct of the current members of the Company’s Board of Directors and executive committee, the independent review affirmed that there is no basis to believe that any of them participated in or had knowledge of the existence of any defects with respect to the Company’s reserves process. It was also noted that the changes made in 2005 greatly improved the reserves process, including by separating the reserves function from the business units, instituting the RRM, engaging in extensive training efforts, and expanding the Board’s role in the reserves reporting function. These changes were found to redress the previous systemic flaws.

Recommendations

In addition to emphasizing the importance of the numerous and effective organizational changes that the Company has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about the Company’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. King & Spalding’s recommendations are set forth verbatim in Annex II.

The Board of Directors has fully accepted the conclusions of the Audit and Control Committee and of its independent advisors and management will implement these recommendations.

Accounting Consequences of the Review of Reserves

With respect to the accounting consequences of the review, and in accordance with the views of Deloitte, S.L., the Company’s independent registered public accountants, who have also been involved in the review process at the request of the Audit and Control Committee, the Company concludes as follows:

-	No significant adjustments to the Company’s balance sheets or statements of income included in its statutory consolidated financial statements for the year ended December 31, 2005 have come to light.

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-	The Company’s net asset impairment charge included in its statutory consolidated statements of income for the year ended December 31, 2005 and attributable to the reduction in reserves is € 23 million.

-	No restatement of the Company’s balance sheets or statements of income included in its statutory consolidated financial statements for prior years is necessary.

* * *

Certain statements in this press release are forward-looking statements and are based upon Repsol YPF’s current belief as to the outcome and timing of future events. We believe that the expectations reflected in these statements are reasonable but they may be affected by a variety of factors which could cause actual results or trends to differ materially, included but not limited to developments arising from: price fluctuations, actual demand, drilling and productions results, political risks associated with the countries in which we operate, the risks of doing business in developing countries, legislative, fiscal and regulatory developments including requirements resulting from discussions with relevant regulators, potential litigation (including shareholder derivative and class actions related to reserves revision) and regulatory effects arising from the recategorization of reserves, and economic and financial market conditions in various countries and regions. For a further discussion of the factors that could affect our future results, see”Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004, and filed with the US Securities Exchange Commission. Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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ANNEX I

SUMMARY OF FINDINGS

Although we did not audit the 2005 proved reserves figures for the Argentine and Bolivian fields discussed below, we found no reason to doubt the integrity of the process in 2005 and resulting revision in proved reserves, and no witness claims that the proved reserves figures for those fields for year-end 2005 were overstated. The reserves reductions for 2005 were consistent with the recommendations of the Company’s external reserves auditors, and resulted from, among other things, a disciplined process regarding technical issues and commercialization requirements. The changes in law in Bolivia also played a role in the reductions.

To the extent the proved reserves booked by Repsol YPF for its Argentine and Bolivian assets were overstated prior to 2005, we believe these overstatements arose from: a lack of proper understanding of, and training on, the requirements of the Securities and Exchange Commission (“SEC”) for booking proved reserves; undue optimism regarding the technical performance of the fields and (for Bolivia) commercialization of the gas; focus on the Company’s replacement ratio; and the absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

We conclude that the reserves process with regard to the particular Argentine and Bolivian assets was flawed from 1999 to 2004 and that Company personnel at times failed to apply properly, as to those assets, the SEC criteria for reporting proved reserves. From 1999 to 2004, the reserves group was included within the E&P business division, and did not consider itself to have an auditing function. The Company did not have a formal reserves manual or formal process before 2002, although reserves personnel were familiar with the SEC criteria. In 2002, the Company adopted a formal reserves manual and instituted a triennial external audit review process. However, this manual was not disseminated to all personnel who needed to understand the SEC requirements for proved reserves, and it did not provide a dispute resolution procedure. In 2005, the Company made several changes that greatly improved the reserves process, including separating the reserves function from the business units, instituting a Reserves Reporting Manual (“RRM”), engaging in extensive training efforts, and expanding the role of the Board of Directors in the reserves reporting function. These changes redress the systemic flaws.

We found no evidence that personnel involved in the reporting of the proved reserves for these assets were motivated to inflate the reserves by personal gain. However, we observed an unwillingness to accept personal responsibility for reporting adverse facts regarding reserves, and a corresponding tendency to view such issues as falling within another

1

person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of a clear delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005. As noted above, we believe that the promulgation and implementation of the RRM, as well as other measures implemented by senior management, should remedy these issues.

We found no evidence that members of the Company’s present Executive Committee or Board of Directors were aware of misstatements or defects in Repsol YPF’s reserves process with regard to the Argentine and Bolivian assets.

* * *

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ANNEX II

RECOMMENDATIONS

A. Reserves Reporting Systems and Manual

Under new management, reserves issues have a higher profile within the Company. The Board of Directors and senior management now have hands-on involvement in reserves issues. Moreover, as previously noted, the Company instituted a new comprehensive reserves reporting manual and systems during the first half of 2005. While the processes set forth in the RRM have not yet been fully implemented, significant improvements have been made to date. We also understand that the Company views the RRM as a “living” document and is continuing to update and modify it.

Netherland has reviewed the RRM. Based upon its review and its participation in many interviews, Netherland concluded that “this [is] an excellent reserves manual and addresses all key components necessary for a good reserve manual.” We share Netherland’s view. Based upon our discussions with management, we believe the Company has already identified, and is working to improve, those areas that contributed to the 2005 write-down. As a general matter, these areas include improved training at the operational and financial levels regarding SEC proved reserves, better record-keeping, increased Reserves group staffing, and better testing and monitoring procedures at the fields. We have detected neither a reluctance by management to make further changes nor any defensiveness regarding past practices.

Together with Netherland, we have the following additional recommendations regarding process improvements aligned with those already taken by the Company:

•	We suggest adding a requirement that all personnel involved with the reserve booking process sign a Certificate of full disclosure of data in connection with internal and external audits. In addition, the RRM should address the relationship between reserve (and production) booking estimates and budget/planning estimates, such that the former may not exceed the latter. Moreover, the RRM should provide a mechanism for fields to be selected automatically for quarterly audits if they miss production targets or show other signs of technical problems.

•	Personnel at the business units and in the fields must take greater responsibility for the reserves process. The Company should continue to implement policies and procedures regarding the analysis, testing and monitoring efforts at the fields. The Company should continue its training efforts regarding the RRM and reserves issues at all levels of the

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upstream organizations. The training should include required annual refresher/ continuing reserve-related sessions and should be mandatory for all new employees with any involvement relating to reserves.

•	We believe that the Control de Reservas group could benefit from new leadership and new hires. The addition of new personnel, starting fresh with the new manual and processes, would provide a benefit and underscore management’s commitment to apply the best practice in booking reserves. We also believe that the Company should hire additional experienced reserve evaluators (especially those with experience with gas fields) to bolster the Control de Reservas group and the technical teams at the business units, and to facilitate the periodic rotation of reserves personnel to different fields.

•	In addition, we believe the Control de Reservas group should be better integrated with the legal department and commercialization group, so as to have access to those resources in interpreting contracts and evaluating market considerations. They should be required to document fully their consideration of commercial considerations related to booking proved reserves, especially in the absence of signed gas contracts.

B. External Auditors

Netherland recommends that the Company not automatically accept the opinion of external auditors when there is a material disparity as compared to internal estimates (whether higher or lower). We believe the procedures followed by the Company in late 2005/early 2006 regarding the disparities with regard to Loma La Lata and the Bolivian fields, which included securing second opinions from other outside auditing firms and review by an internal panel of experts, is an improvement over the procedure provided for in the RRM and concur with Netherland’s recommendation. We also concur with its observation that the Company’s reliance on external auditors should not excuse or mitigate the Company’s own responsibility for the proper booking and reporting of reserves. Reserve bookings are ultimately the responsibility of the Company.

We believe that, consistent with our recommendation regarding the periodic rotation of internal reserves personnel, external auditors should be rotated among fields and that the same external auditor should not review the same field twice in a row. Along these same lines, we believe that, in hiring external auditors, the Company should consider whether the external auditor will have any conflict with regard to other related work, and will approach the fields with a fresh eye.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 16, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer